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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 3)*


                          Trader Classified Media N.V.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                 Class A Common Shares, Euro 0.16 Nominal Value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    89254T102
                    ----------------------------------------
                                 (CUSIP Number)

              F. George Davitt c/o Testa, Hurwitz & Thibeault, LLP,
                        125 High Street, Boston, MA 02110
--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                October 30, 2002
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) OR 240.13d-1(g), check the following box. | |

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. Seess.240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




                                Page 1 of 4 Pages


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----------------------------------           -----------------------------------
 CUSIP NO. 89254T102                  13D                PAGE 2 OF 4 PAGES
----------------------------------           -----------------------------------


                         Amendment No. 3 to Schedule 13D
                         -------------------------------

         The statement on the Schedule 13D of John H. MacBain relating to his ownership of the Class A Shares is hereby amended as follows:

ITEM 3 - SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         Item 3 is hereby amended and restated to read the following:

         Mr. MacBain currently does not have funds to pay the exercise price of the Option. Mr. MacBain intends to seek to raise financing, which may consist of debt or equity or both, to pay the exercise price of the Option. Mr. MacBain intends to approach a variety of potential sources of financing, including financial institutions.

         In consideration of the Option, Mr. MacBain entered into certain agreements in the LOI with LTBM and her trust, as described in Item 6 below, which were re-confirmed (with certain modifications) and given effect by entering into the Transaction Agreement by and among Mr. MacBain and his trust and LTBM and her trust on October 30, 2002 (the "Transaction Agreement"), as described in Item 6 below.

ITEM 5 - INTEREST IN SECURITIES OF THE ISSUER

         Item 5 is hereby amended by adding the following paragraph to the end of part (c):

         October 30, 2002, Mr. MacBain, together with a trust established by Mr. MacBain and of which Mr. MacBain is a beneficiary, entered into the Transaction Agreement. See Item 6 below. The parties to the Transaction Agreement have also signed irrevocable instructions and authorizations to effect the separation of the shares held by LTBM's trust from Holdco.

ITEM 6 - CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         Item 6 is hereby amended by deleting the first paragraph and adding the following:

         Mr. MacBain has entered into the following agreements with respect to his ownership of Class A Shares and Class B Shares of Trader: the Transaction Agreement, the LOI, the Shareholders Agreement and the Registration Rights Agreement. Each of these agreements is included as an Exhibit hereto and is summarized below.

         TRANSACTION AGREEMENT

                  On October 30, 2002, Mr. MacBain, together with a trust established by Mr. MacBain and of which Mr. MacBain is a beneficiary, entered into the Transaction Agreement. The Transaction Agreement re-confirmed and gave effect to the terms and conditions set forth in the LOI, as amended, with certain modifications. The Transaction Agreement supersedes the LOI.

                  On the date of the closing of the Transaction Agreement (a) irrevocable instructions were delivered by Mr. MacBain's trust and LTBM's trust to cause (i) the separation of their respective indirect interests in Trader from Holdco, (ii) the liquidation of Holdco and
         (iii) if possible, the sale of the remaining unsold 2,466,411 shares of the 3,500,000 Class A Shares that are to be released to LTBM's trust, as set forth in the Second Amendment, and (b) a payment of Euro 3,900,000, the remainder of the proceeds from the sale of the 1,033,589 Class A Shares sold by Holdco on September 27, 2002, was made from Holdco to LTBM's trust.


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----------------------------------           -----------------------------------
 CUSIP NO. 89254T102                  13D                PAGE 3 OF 4 PAGES
----------------------------------           -----------------------------------


ITEM 7 - MATERIAL TO BE FILED AS EXHIBITS

         Item 7 is hereby amended to add:

         Exhibit 4: Transaction Agreement dated as of October 30, 2002 among Louise T. Blouin MacBain, Rothschilds Trust Guernsey Limited, as trustee of the Leo Trust, John H. MacBain and the Codan Trust Company Limited, as trustee of the JACTMAC Media Trust







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                      [SIGNATURE PAGE FOLLOWS IMMEDIATELY]


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----------------------------------           -----------------------------------
 CUSIP NO. 89254T102                  13D                PAGE 4 OF 4 PAGES
----------------------------------           -----------------------------------



                                   Signatures
                                   ----------

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  November 1, 2002




/s/ John H. MacBain
------------------------------
John H. MacBain